UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or
15d-16 of the Securities Exchange Act of 1934

For the month of November 2025

Commission File Number: 333-155412

JBS S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Av. Marginal Direita do Tietê
500, Bloco I, 3rd Floor
São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

Successor Entity

On November 19, 2025, JBS USA Holding Lux S.à r.l., JBS N.V. and Regions Bank, as trustee, entered into supplemental indentures (such supplemental indentures, collectively, the “Supplemental Indentures”) to each of the respective indentures (each, as supplemented to the date hereof, an “Indenture”) governing the following 15 series of outstanding notes (collectively, the “Notes”) issued by JBS USA Holding Lux S.à r.l., JBS USA Food Company and JBS USA Foods Group Holdings, Inc.: (i) 2.500% Senior Notes due 2027; (ii) 3.000% Senior Notes due 2029; (iii) 3.750% Senior Notes due 2031; (iv) 3.625% Senior Notes due 2032; (v) 3.000% Senior Notes due 2032; (vi) 5.750% Senior Notes due 2033; (vii) 6.750% Senior Notes due 2034; (viii) 5.950% Senior Notes due 2035; (ix) 5.500% Senior Notes due 2036; (x) 4.375% Senior Notes due 2052; (xi) 6.500% Senior Notes due 2052; (xii) 7.250% Senior Notes due 2053; (xiii) 6.375% Senior Notes due 2055; (xiv) 6.250% Senior Notes due 2056; and (xv) 6.375% Senior Notes due 2066.

Pursuant to each Supplemental Indenture, (1) JBS USA Holding Lux S.à r.l. was substituted as a co-issuer by JBS N.V. and JBS N.V. became a co-issuer of the Notes and (2) JBS S.A., JBS Global Luxembourg S.à r.l. and JBS Global Meat Holdings Pty Limited were released as parent guarantors of the Notes, in each case, in accordance with the terms and conditions of the Indentures governing the Notes.

As a result, JBS S.A. was released from its obligations as a guarantor under the Indentures, and JBS N.V. (1) became the successor co-issuer under the Notes, (2) became liable for all obligations under the Indentures and the Notes and (3) has succeeded JBS S.A. as the registrant under the Notes.

In addition, on November 20, 2025, JBS USA Food Company, a co-issuer of the Notes, was merged into JBS USA Food Company Holdings, with JBS USA Food Company Holdings as the surviving entity and assuming and becoming liable for all obligations under the Indentures and the Notes.

On November 19, 2025, JBS USA Holding Lux S.à r.l., JBS N.V., JBS USA Food Company, JBS USA Food Company Holdings, JBS Australia Pty Limited, JBS Food Canada ULC, Bank of Montreal and certain lenders party thereto entered into an amendment (the “JBS USA Amendment”) to our revolving credit facility, dated as of November 1, 2022 (as amended, the “Revolving Credit Facility”), by and among JBS N.V., JBS USA Food Company, JBS Australia Pty Limited and JBS Food Canada ULC, as borrowers, Bank of Montreal, as administrative agent, and the lender parties thereto from time to time.

In connection with the JBS USA Amendment, (1) JBS USA Holding Lux S.à r.l. was substituted as a borrower by JBS N.V. and JBS N.V. became a borrower and a guarantor under the Revolving Credit Facility, (2) JBS USA Food Company was substituted as a borrower by JBS USA Food Company Holdings and JBS USA Food Company Holdings became a borrower and a guarantor under the Revolving Credit Facility and (3) JBS S.A., JBS Global Luxembourg S.à r.l. and JBS Global Meat Holdings Pty Limited were released as parent guarantors, in each case, in accordance with the terms and conditions of the Revolving Credit Facility. In addition, the JBS USA Amendment replaced the financial maintenance covenant that requires compliance with a maximum total debt to capitalization of 55.0% with compliance with a minimum interest coverage ratio that requires JBS N.V. not to permit its interest coverage ratio to be less than 3.00:1.00, as of the last day of the most recently ended test period, commencing with the test period ending on March 31, 2026. The other terms and conditions of the Revolving Credit Facility remain substantially unchanged.

The foregoing descriptions of the Supplemental Indentures and the JBS USA Amendment does not purport to be complete and is qualified in their entirety by reference to the full text of the Supplemental Indentures and JBS USA Amendment, copies of which are filed as exhibits to JBS N.V.’s registration statement on Form F-4 (as amended the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission” or “SEC”) on the date hereof under the Securities Act of 1933, as amended.

In furtherance of the foregoing and following the consummation of the exchange offers described in the Registration Statement, JBS N.V., as successor to JBS S.A. under each of the Indentures, intends to file with the Commission a certification on Form 15 requesting the immediate suspension of JBS S.A.’s reporting obligations under the Exchange Act as promptly as practicable, and to cease filing any further periodic reports with respect to JBS S.A. since JBS N.V. has succeeded JBS S.A. as the registrant under the Notes.

JBS N.V. will file all future reports or other information required to be filed with the SEC using JBS N.V. SEC file number (001-42678) and Central Index Key (CIK) code (0001791942).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 20, 2025

JBS S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	Chief Financial and Investment Relations Officer

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